EXHIBIT 99.1

SNDL Inc.

Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited – expressed in thousands of Canadian dollars)

SNDL Inc.

Condensed Consolidated Interim Statement of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	September 30, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents		201,983	279,586
Restricted cash		19,661	19,338
Marketable securities	6	265	21,926
Accounts receivable		25,505	22,636
Biological assets	7	562	3,477
Inventory	8	142,550	127,782
Prepaid expenses and deposits		17,814	10,110
Investments	14	3,400	6,552
Assets held for sale	3(a),9	8,391	6,375
Net investment in subleases	12	3,603	3,701
		423,734	501,483
Non-current assets
Long-term deposits		9,720	8,584
Right of use assets	10	133,792	134,154
Property, plant and equipment	11	176,144	143,409
Net investment in subleases	12	18,262	19,618
Intangible assets	13	73,776	74,885
Investments	14	29,058	90,702
Equity-accounted investees	15	550,523	519,255
Goodwill	3(a)	148,282	67,260
Total assets		1,563,291	1,559,350

Liabilities
Current liabilities
Accounts payable and accrued liabilities		57,230	48,153
Lease liabilities	17	33,809	30,206
Derivative warrants	16	6,800	11,002
		97,839	89,361
Non-current liabilities
Lease liabilities	17	137,201	139,625
Other liabilities		6,860	2,709
Total liabilities		241,900	231,695

Shareholders’ equity
Share capital	18(b)	2,366,775	2,292,810
Warrants		2,260	2,260
Contributed surplus		76,912	68,961
Contingent consideration		2,279	2,279
Accumulated deficit		(1,178,063)	(1,091,999)
Accumulated other comprehensive income		31,306	32,188
Total shareholders’ equity		1,301,469	1,306,499
Non-controlling interest		19,922	21,156
Total liabilities and shareholders’ equity		1,563,291	1,559,350

Commitments (note 27)

Subsequent events (notes 18 and 28)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2023 (1)	2022	2023 (1)	2022
Gross revenue (1)	20	249,796	235,144	696,118	482,828
Excise taxes (1)		12,201	4,644	35,562	11,036
Net revenue		237,595	230,500	660,556	471,792
Cost of sales (1)	8	180,375	179,093	503,444	367,710
Inventory impairment and obsolescence	8	9,126	(2,307)	22,594	3,545
Gross margin before fair value adjustments		48,094	53,714	134,518	100,537
Change in fair value of biological assets		(1,819)	(1,899)	(6,767)	1,403
Change in fair value realized through inventory		2,330	(1,506)	5,328	(5,133)
Gross margin		48,605	50,309	133,079	96,807

Interest and fee revenue	21	3,445	4,312	11,077	10,750
Investment loss	21	(29)	(5,513)	(9,218)	(58,296)
Share of profit (loss) of equity-accounted investees	15	6,581	9,176	15,161	(24,711)

General and administrative		48,235	45,014	149,535	95,989
Sales and marketing		3,271	1,935	10,761	6,178
Research and development		57	1,503	217	1,988
Depreciation and amortization	10,11,13	15,545	9,783	45,456	19,322
Share-based compensation	19	5,373	2,069	11,475	6,711
Restructuring costs		708	—	6,286	(882)
Asset impairment	11,13	1,783	86,522	4,248	88,372
Loss from operations		(16,370)	(88,542)	(77,879)	(193,128)

Transaction costs		(226)	(417)	(2,439)	1,040
Finance costs, net	22	(2,142)	(8,409)	(9,773)	(34,853)
Change in estimate of fair value of derivative warrants	16	(2,840)	(8,500)	4,202	6,856
Foreign exchange gain (loss)		(235)	91	(429)	102
Gain (loss) on disposition of assets		(14)	6	(275)	408
Loss before income tax		(21,827)	(105,771)	(86,593)	(219,575)
Income tax recovery		—	6,927	—	8,718
Net loss from continuing operations		(21,827)	(98,844)	(86,593)	(210,857)
Net loss from discontinued operations	4	—	—	(4,535)	—
Net loss		(21,827)	(98,844)	(91,128)	(210,857)

Equity-accounted investees - share of other comprehensive income (loss)	15	11,124	23,194	(882)	29,188
Comprehensive loss		(10,703)	(75,650)	(92,010)	(181,669)

Net loss from continuing operations attributable to:
Owners of the Company		(21,784)	(98,108)	(85,337)	(209,313)
Non-controlling interest		(43)	(736)	(1,256)	(1,544)
		(21,827)	(98,844)	(86,593)	(210,857)
Net loss attributable to:
Owners of the Company		(21,784)	(98,108)	(89,872)	(209,313)
Non-controlling interest		(43)	(736)	(1,256)	(1,544)
		(21,827)	(98,844)	(91,128)	(210,857)
Comprehensive loss attributable to:
Owners of the Company		(10,660)	(74,914)	(90,754)	(180,125)
Non-controlling interest		(43)	(736)	(1,256)	(1,544)
		(10,703)	(75,650)	(92,010)	(181,669)
Net loss per common share attributable to owners of the Company
Basic and diluted	24	$(0.08)	$(0.41)	$(0.35)	$(0.92)

(1) Recast - refer to note 20.

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non-controlling interest	Total
Balance at December 31, 2022		2,292,810	2,260	68,961	2,279	(1,091,999)	32,188	21,156	1,327,655
Net loss		—	—	—	—	(89,872)	—	(1,256)	(91,128)
Other comprehensive loss		—	—	—	—	—	(882)	—	(882)
Share repurchases	18(b)	(5,344)	—	—	—	3,808	—	—	(1,536)
Share issuances by subsidiaries		—	—	25	—	—	—	26	51
Acquisition	3(a)	83,953	—	602	—	—	—	—	84,555
Shares acquired and cancelled	18(b)	(6,615)	—	—	—	—	—	—	(6,615)
Share-based compensation	19	—	—	9,295	—	—	—	—	9,295
Employee awards exercised	18(b)	1,971	—	(1,971)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	(4)	(4)
Balance at September 30, 2023		2,366,775	2,260	76,912	2,279	(1,178,063)	31,306	19,922	1,321,391

Balance at June 30, 2023		2,365,845	2,260	73,636	2,279	(1,156,279)	20,182	19,965	1,327,888
Net loss		—	—	—	—	(21,784)	—	(43)	(21,827)
Other comprehensive income		—	—	—	—	—	11,124	—	11,124
Acquisition		—	—	602	—	—	—	—	602
Share-based compensation	19	—	—	3,604	—	—	—	—	3,604
Employee awards exercised	18(b)	930	—	(930)	—	—	—	—	—
Balance at September 30, 2023		2,366,775	2,260	76,912	2,279	(1,178,063)	31,306	19,922	1,321,391

SNDL Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2021		2,035,704	8,092	60,734	2,279	(785,112)	7,607	229	1,329,533
Net loss		—	—	—	—	(209,313)	—	(1,544)	(210,857)
Other comprehensive income		—	—	—	—	—	29,188	—	29,188
Share issuances		2,870	—	—	—	—	—	—	2,870
Share repurchases		(16,532)	—	—	—	10,383	—	—	(6,149)
Share issuances by subsidiaries		—	—	57	—	—	—	35	92
Acquisition		287,129	—	—	—	—	—	58,250	345,379
Warrants expired		—	(5,832)	5,832	—	—	—	—	—
Share-based compensation		—	—	8,530	—	—	—	114	8,644
Employee awards exercised		1,747	—	(1,747)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	(11)	(11)
Balance at September 30, 2022		2,310,918	2,260	73,406	2,279	(984,042)	36,795	57,073	1,498,689

Balance at June 30, 2022		2,322,273	8,092	65,043	2,279	(893,200)	13,601	57,801	1,575,889
Net loss		—	—	—	—	(98,108)	—	(736)	(98,844)
Other comprehensive income		—	—	—	—	—	23,194	—	23,194
Share repurchases		(11,362)	—	—	—	7,266	—	—	(4,096)
Warrants expired		—	(5,832)	5,832	—	—	—	—	—
Share-based compensation		—	—	2,538	—	—	—	19	2,557
Employee awards exercised		7	—	(7)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	(11)	(11)
Balance at September 30, 2022		2,310,918	2,260	73,406	2,279	(984,042)	36,795	57,073	1,498,689

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2023	2022	2023	2022
Cash provided by (used in):
Operating activities
Net loss for the period		(21,827)	(98,844)	(91,128)	(210,857)
Adjustments for:
Income tax recovery		—	(6,927)	—	(8,718)
Interest and fee revenue	21	(3,445)	(4,312)	(11,077)	(10,750)
Change in fair value of biological assets		1,819	1,899	6,767	(1,403)
Share-based compensation	19	5,373	2,069	11,475	6,711
Depreciation and amortization	10,11,13	16,602	11,294	49,535	24,271
Loss (gain) on disposition of assets		14	(6)	275	(408)
Inventory obsolescence	8	9,126	(2,307)	22,594	3,545
Finance costs	22	2,142	8,409	9,773	34,853
Change in estimate of fair value of derivative warrants	16	2,840	8,500	(4,202)	(6,856)
Unrealized foreign exchange loss (gain)		68	(75)	44	(40)
Asset impairment		1,783	86,522	4,248	88,372
Share of (profit) loss of equity-accounted investees	15	(6,581)	(9,176)	(15,161)	24,711
Realized loss on settlement of marketable securities	6,21	46,082	—	138,874	—
Unrealized loss on marketable securities	6,21	(46,053)	5,513	(129,656)	58,685
Additions to marketable securities		—	—	—	(3,500)
Proceeds from settlement of marketable securities	6	3,241	—	6,704	—
Income distributions from equity-accounted investees		—	976	—	1,661
Interest received		3,325	3,874	10,245	9,673
Change in non-cash working capital	23	13,033	1,163	(43,722)	(45,271)
Net cash provided by (used in) operating activities from continuing operations		27,542	8,572	(34,412)	(35,321)
Net cash provided by operating activities from discontinued operations	4	—	—	4,314	—
Net cash provided by (used in) operating activities		27,542	8,572	(30,098)	(35,321)
Investing activities
Additions to property, plant and equipment	11	(3,042)	(2,119)	(5,683)	(6,654)
Additions to intangible assets	13	(32)	—	(88)	(55)
Additions to investments		195	(60,676)	(507)	(74,770)
Additions to equity-accounted investees	15	—	(8,072)	(16,989)	(102,272)
Proceeds from disposal of property, plant and equipment		1,150	3	1,287	4,003
Acquisitions, net of cash acquired	3	—	—	3,695	(31,149)
Change in non-cash working capital	23	730	(754)	1,857	(495)
Net cash used in investing activities from continuing operations		(999)	(71,618)	(16,428)	(211,392)
Net cash used in investing activities from discontinued operations	4	—	—	—	—
Net cash used in investing activities		(999)	(71,618)	(16,428)	(211,392)
Financing activities
Change in restricted cash		(205)	70	(323)	7,677
Payments on lease liabilities, net		(9,793)	(9,127)	(29,400)	(18,751)
Repurchase of common shares, net of costs	18(b)	—	(4,096)	(1,536)	(6,149)
Repayment of long-term debt		—	—	—	(10,000)
Change in non-cash working capital	23	(17)	4,996	182	7,112
Net cash used in financing activities from continuing operations		(10,015)	(8,157)	(31,077)	(20,111)
Net cash used in financing activities from discontinued operations	4	—	—	—	—
Net cash used in financing activities		(10,015)	(8,157)	(31,077)	(20,111)
Change in cash and cash equivalents		16,528	(71,203)	(77,603)	(266,824)
Cash and cash equivalents, beginning of period		185,455	362,630	279,586	558,251
Cash and cash equivalents, end of period		201,983	291,427	201,983	291,427

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.
Description of business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.”.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted, the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis domestically and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”) (TSX: NOVC), whose principal activities are the retail sale of cannabis.

SNDL and its subsidiaries operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”) (note 15), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s common shares trade on the Nasdaq Capital Market under the ticker symbol “SNDL”.

2.
Basis of presentation

Statement of compliance

The condensed consolidated interim financial statements (“financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. These financial statements were prepared using the same accounting policies and methods as those disclosed in the annual consolidated financial statements for the year ended December 31, 2022. These financial statements should be read in conjunction with the annual consolidated financial statements for the Company for the year ended December 31, 2022.

These financial statements were approved and authorized for issue by the Board of Directors (“Board”) on November 10, 2023.

3.
Business acquisitions
A)
Valens

On January 17, 2023, the Company acquired all of the issued and outstanding common shares of The Valens Company Inc. (“Valens”), other than those owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the “Valens Transaction”). The Valens Transaction consideration was comprised of (i) the assumption of Valens’ $60 million non-revolving term loan facility from its then existing lender, (ii) an aggregate 27.6 million SNDL common shares valued at $84.0 million based on the fair value of each common share of the Company on the closing date (0.3334 of a SNDL common share for each Valens common share), and (iii) contingent consideration valued at $0.6 million representing the fair value of Valens stock options.

Valens is a manufacturer of cannabis products providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens products are formulated for the medical, health and wellness, and recreational consumer segments.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. The purchase price allocation is not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes, if any, arising on their recognition.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the amounts below are provisional and subject to adjustment.

The fair value of consideration paid was as follows:

	Provisional	Adjustments	Provisional
Valens loan facility	61,512	—	61,512
Issuance of common shares	83,953	—	83,953
Contingent consideration	—	602	602
	145,465	602	146,067

The preliminary fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Provisional
Cash	3,615	—	3,615
Accounts receivable	21,361	—	21,361
Investments	876	—	876
Prepaid expenses and deposits	4,980	—	4,980
Inventory	14,140	—	14,140
Assets held for sale	6,330	—	6,330
Right of use assets	2,882	—	2,882
Property, plant and equipment	63,030	(10,938)	52,092
Intangible assets	2,285	(785)	1,500
Goodwill	68,697	12,325	81,022
Accounts payable and accrued liabilities	(34,185)	—	(34,185)
Contractual obligation	(5,339)	—	(5,339)
Lease liabilities	(3,207)	—	(3,207)
	145,465	602	146,067

As new information is obtained within one year of the date of acquisition, about facts and circumstances that existed at the date of acquisition, identifies adjustments to the above amounts, the accounting for the acquisition will be revised.

Valens subsidiary Green Roads, Inc. (“Green Roads”) was sold and has been classified as held for sale and discontinued operations (note 4).

The financial statements incorporate the operations of Valens commencing January 18, 2023. During the period January 18, 2023 to September 30, 2023 the Company recorded gross revenues of $63.1 million and net loss of $37.9 million from the Valens operations. Had the Valens Transaction closed on January 1, 2023, management estimates that for the period January 1, 2023, to January 17, 2023, revenue would have increased by $4.2 million and net loss would have increased by $2.1 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2023.

The Company incurred costs related to the Valens Transaction of $2.8 million which have been included in transaction costs.

B)
Superette

On February 7, 2023, the Company acquired the right, title and interest in (i) five Superette retail locations within Toronto and Ottawa; (ii) the intellectual property rights related to the Superette brand; and (iii) the shares of Superette Ontario (collectively, the “Superette Transaction”).

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The Superette acquisition consideration was comprised of the extinguishment of the Company’s promissory note.

The fair value of consideration paid was as follows:

Extinguishment of promissory note	2,625
2,625

The fair value of the assets and liabilities acquired was as follows:

Cash	80
Accounts receivable	30
Prepaid expenses and deposits	141
Inventory	371
Right of use assets	1,129
Property, plant and equipment	2,077
Accounts payable and accrued liabilities	(74)
Lease liabilities	(1,129)
2,625

The financial statements incorporate the operations of Superette commencing February 8, 2023. During the period February 8, 2023 to September 30, 2023 the Company recorded gross revenues of $2.8 million and net loss of $1.2 million from the Superette operations. Had the Superette Transaction closed on January 1, 2023, management estimates that for the period January 1, 2023, to February 7, 2023, revenue would have increased by $0.5 million and net loss would have increased by $0.1 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2023.

The Company incurred costs related to the Superette Transaction of $0.7 million which have been included in transaction costs.

4.
Discontinued operations

The Green Roads operations acquired as part of the Valens acquisition were classified as held for sale and discontinued operations as the carrying amount of the disposal group was expected to be recovered through a sale transaction rather than through continued use.

Green Roads filed for bankruptcy on March 6, 2023. A successful bid of US$3.1 million was accepted and the sale was approved at a court hearing on May 10, 2023. The disposition of Green Roads closed on May 31, 2023 and a loss on disposition of $2.3 million was recorded.

The consolidated statement of loss and comprehensive loss and consolidated statement of cash flows have been presented to show the discontinued operations separately from continuing operations.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Results of discontinued operations

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Net revenue	—	—	7,510	—
Cost of sales	—	—	3,841	—
Gross margin	—	—	3,669	—

General and administrative	—	—	3,639	—
Sales and marketing	—	—	1,817	—
Depreciation and amortization	—	—	450	—
Loss from operations	—	—	(2,237)	—

Finance costs	—	—	(16)	—
Loss on disposition	—	—	(2,282)	—
Net loss	—	—	(4,535)	—

5.
Segment information

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis through owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Liquor Retail	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at September 30, 2023
Total assets	321,598	209,684	299,489	712,859	19,661	1,563,291
Nine months ended September 30, 2023
Net revenue (4)	419,402	214,828	61,027	—	(34,701)	660,556
Gross margin	98,890	53,645	(19,456)	—	—	133,079
Interest and fee revenue	—	75	—	10,723	279	11,077
Investment (loss) income	—	—	(611)	(8,607)	—	(9,218)
Share of profit of equity-accounted investees	—	—	—	15,161	—	15,161
Depreciation and amortization	27,943	11,391	2,750	—	3,372	45,456
Earnings (loss) from operations	14,528	5,768	(46,792)	16,963	(68,346)	(77,879)
Income (loss) before income tax	10,200	3,230	(46,725)	13,287	(66,585)	(86,593)
Three months ended September 30, 2023
Net revenue (4)	151,801	75,539	20,954	—	(10,699)	237,595
Gross margin	37,263	20,046	(8,704)	—	—	48,605
Interest and fee revenue	—	17	—	3,326	102	3,445
Investment (loss) income	—	—	(114)	85	—	(29)
Share of profit of equity-accounted investees	—	—	—	6,581	—	6,581
Depreciation and amortization	9,436	4,340	954	—	815	15,545
Earnings (loss) from operations	8,257	3,481	(13,971)	9,886	(24,023)	(16,370)
Income (loss) before income tax	6,449	2,753	(13,774)	9,834	(27,089)	(21,827)
(1)
Cannabis retail includes the operations of Superette for the period February 8, 2023 to September 30, 2023.
(2)
Cannabis operations includes the operations of Valens for the period January 18, 2023 to September 30, 2023.
(3)
Total assets include cash and cash equivalents.
(4)
Recast - refer to note 20.

	Liquor Retail (1)	Cannabis Retail (1)	Cannabis Operations	Investments (2)	Corporate	Total
As at December 31, 2022
Total assets	351,338	200,393	163,130	825,151	19,338	1,559,350
Nine months ended September 30, 2022
Net revenue	302,435	137,208	32,149	—	—	471,792
Gross margin	69,380	31,684	(4,257)	—	—	96,807
Interest and fee revenue	—	—	—	10,750	—	10,750
Investment loss	—	—	—	(58,296)	—	(58,296)
Share of loss of equity-accounted investees	—	—	—	(24,711)	—	(24,711)
Depreciation and amortization	5,722	6,041	9	—	7,550	19,322
Earnings (loss) from operations	24,517	(82,512)	(16,930)	(71,732)	(46,471)	(193,128)
Income (loss) before income tax	19,042	(84,681)	(16,686)	(98,721)	(38,529)	(219,575)
Three months ended September 30, 2022
Net revenue	152,488	66,202	11,810	—	—	230,500
Gross margin	35,568	14,494	247	—	—	50,309
Interest and fee revenue	—	—	—	4,312	—	4,312
Investment loss	—	—	—	(5,513)	—	(5,513)
Share of profit of equity-accounted investees	—	—	—	9,176	—	9,176
Depreciation and amortization	2,923	3,199	—	—	3,661	9,783
Earnings (loss) from operations	13,302	(83,708)	(5,673)	7,936	(20,399)	(88,542)
Income (loss) before income tax	10,736	(84,848)	(5,686)	3,252	(29,225)	(105,771)
(1)
Liquor retail includes operations of Alcanna Inc. (“Alcanna”) retail stores for the period March 31, 2022 to September 30, 2022, and cannabis retail includes operations of Nova retail stores for the period March 31, 2022 to September 30, 2022.
(2)
Total assets include cash and cash equivalents.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Geographical disclosure

As at September 30, 2023, the Company had non-current assets related to investment credit operations in the United States of $550.5 million (December 31, 2022 – $519.3 million). For the three and nine months ended September 30, 2023, share of profit of equity-accounted investees related to operations in the United States was a gain of $6.6 million and $15.2 million, respectively (three and nine months ended September 30, 2022 – gain of $9.2 million and a loss of $24.7 million, respectively). All other non-current assets relate to operations in Canada and revenues from external customers relate to operations in Canada.

6.
Marketable securities

As at	September 30, 2023	December 31, 2022
Balance, beginning of year	21,926	83,724
Acquisition (note 3(a))	876	—
Additions	—	3,755
Dispositions	(13,319)	—
Change in fair value recognized in profit or loss	(9,218)	(65,553)
Balance, end of period	265	21,926

7.
biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	September 30, 2023	December 31, 2022
Balance, beginning of year	3,477	4,410
Increase in biological assets due to capitalized costs	19,867	27,749
Acquisition	—	909
Net change in fair value of biological assets	(6,767)	(1,309)
Transferred to inventory upon harvest	(16,015)	(28,282)
Balance, end of period	562	3,477

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		September 30 2023	December 31 2022	September 30 2023	December 31 2022
Yield per square foot of growing space (1)	Grams	49	48	42	279
Average net selling price (2)	$/gram	4.95	4.66	133	687
After harvest cost to complete and sell	$/gram	1.57	1.27	32	187
(1)
Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)
Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

These assumptions are estimates that are subject to volatility in market prices and several uncontrollable factors. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at September 30, 2023, it is estimated that the Company’s biological assets will yield approximately 1,394 kilograms (December 31, 2022 – 3,904 kilograms) of dry cannabis when harvested. During the nine months ended September 30, 2023, the Company harvested 13,831 kilograms of dry cannabis (nine months ended September 30, 2022 – 16,642 kilograms).

8.
Inventory

As at	September 30, 2023	December 31, 2022
Retail liquor	94,823	82,589
Harvested cannabis
Raw materials, packaging and components	8,164	4,577
Extracted cannabis & hemp oils	11,472	—
Work-in-progress	5,260	19,927
Finished goods	6,802	7,040
Retail cannabis	16,029	13,373
Millwork	—	276
	142,550	127,782

During the three and nine months ended September 30, 2023, inventories of $180.4 million and $503.4 million were recognized in cost of sales as an expense (three and nine months ended September 30, 2022 – $179.1 million and $367.7 million).

During the three and nine months ended September 30, 2023, the Company recognized inventory write downs of $9.2 million and $22.7 million (three and nine months ended September 30, 2022 – reversal of $1.9 million and write down of $5.2 million), of which $9.1 million and $22.6 million (three and nine months ended September 30, 2022 – reversal of $2.3 million and write down of $3.5 million) was recognized as an impaired and obsolete inventory provision, and $50.0 thousand and $140.0 thousand (nine months ended September 30, 2022 – $0.4 million and $1.7 million) was included in the change in fair value realized through inventory as the fair value component of the impaired and obsolete inventory provision.

9.
Assets held for sale

At September 30, 2023, assets held for sale were measured at their fair value less costs to sell and comprised of the following:

Stellarton facility	6,375
Mission facility	2,016
8,391

The Stellarton facility is located in Stellarton, Nova Scotia, and its primary purpose was the packaging and processing of value added and derivative products for the adult-use cannabis market. The Stellarton facility was acquired in the Zenabis acquisition.

The Mission facility is located in Mission, British Columbia, and its primary purpose was the cultivation of cannabis and the packaging of dried cannabis flower in consumer packaging. The Mission facility was acquired in the Valens Transaction (note 3(a)).

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

10.
Right of use assets

Cost
Balance at December 31, 2022	167,067
Acquisition (note 3(a), note3(b))	4,011
Additions	2,718
Renewals, remeasurements and dispositions	18,998
Balance at September 30, 2023	192,794

Accumulated depreciation and impairment
Balance at December 31, 2022	32,913
Depreciation	24,778
Impairment	1,311
Balance at September 30, 2023	59,002

Net book value
Balance at December 31, 2022	134,154
Balance at September 30, 2023	133,792

During the nine months ended September 30, 2023, renewals, remeasurements and dispositions of $19.0 million mainly related to lease renewals.

As at September 30, 2023, the Company recorded impairment losses of right-of-use assets of $1.3 million with $1.2 million in the liquor retail reporting segment and $0.1 million in the cannabis retail reporting segment. Refer to note 11 for the significant assumptions applied in the impairment test.

11.
Property, plant and equipment

	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2022	11,964	154,234	70,814	78,922	9,454	325,388
Acquisition (note 3(a), note3(b))	8,661	24,330	3,660	17,518	—	54,169
Additions	—	10	1,344	3,997	121	5,472
Dispositions	—	(33)	(316)	(2,789)	—	(3,138)
Balance at September 30, 2023	20,625	178,541	75,502	97,648	9,575	381,891

Accumulated depreciation and impairment
Balance at December 31, 2022	—	132,007	15,369	28,782	5,821	181,979
Depreciation	—	1,824	8,861	12,320	—	23,005
Impairment	—	—	544	1,699	—	2,243
Dispositions	—	—	(290)	(1,190)	—	(1,480)
Balance at September 30, 2023	—	133,831	24,484	41,611	5,821	205,747

Net book value
Balance at December 31, 2022	11,964	22,227	55,445	50,140	3,633	143,409
Balance at September 30, 2023	20,625	44,710	51,018	56,037	3,754	176,144

During the nine months ended September 30, 2023, depreciation expense of $4.1 million was capitalized to biological assets and inventory (nine months ended September 30, 2022 – $4.9 million).

During the nine months ended September 30, 2023, the Company determined that indicators of impairment existed relating to idle machinery and equipment. The estimated recoverable amount of the assets was determined to be nil

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

and an impairment of $1.4 million was recorded. The impairment was recognized in the Company’s cannabis operations reporting segment.

During the nine months ended September 30, 2023, the Company determined that indicators of impairment existed relating to its retail stores due to underperforming operating results of certain stores. For impairment testing of retail property, plant and equipment and right of use assets, the Company determined that a cash generating unit (“CGU”) was defined as each individual retail store. The Company completed impairment tests for each store location determined to have an indicator of potential impairment using a discounted cash flow methodology. The recoverable amounts for each CGU were based on the higher of its estimated value in use and fair value less costs of disposal using Level 3 inputs. The significant assumptions applied in the impairment test are described below:

•
Cash flows: Estimated cash flows are based on forecasted EBITDA. The forecast is extended to a total of five years based on an analysis of the industry’s expected growth rates, historical and forecast volume changes, and inflation rates, except where a CGU has a defined life due to lease expiration. Management determined forecasted growth rates of sales based on past performance and its expectations of future performance for each location. Expenditures were based upon a combination of historical percentages of revenue, sales growth rates, and contractual lease payments.
•
Discount rate: The weighted average cost of capital was estimated to be 12.0% and is based on market capital structure of debt, risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded companies, the Company’s historical data, an unsystematic risk premium and after-tax cost of debt based on corporate bond yields.

As at September 30, 2023, the Company recorded impairment losses of property, plant and equipment of $0.9 million ($0.5 million in leasehold improvements and $0.4 million in equipment) with $0.5 million in the cannabis retail reporting segment and $0.4 million in the liquor retail reporting segment.

12.
Net investment in subleases

	September 30, 2023	December 31, 2022
Balance, beginning of year	23,319	26,562
Additions	832	1,408
Finance income	648	833
Rents recovered (payments made directly to landlords)	(3,040)	(4,141)
Dispositions and remeasurements	106	(1,343)
Balance, end of period	21,865	23,319

Current portion	3,603	3,701
Long-term	18,262	19,618

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a finance lease as the sublease terms are for the remaining term of the head lease.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

13.
Intangible assets

	Brands and trademarks	Franchise agreements	Software	Retail Licenses	Total
Cost
Balance at December 31, 2022	80,400	10,000	5,542	750	96,692
Acquisition (note 3(a))	1,500	—	—	—	1,500
Additions	—	—	88	—	88
Balance at September 30, 2023	81,900	10,000	5,630	750	98,280

Accumulated amortization and impairment
Balance at December 31, 2022	19,317	1,811	679	—	21,807
Amortization	152	935	675	—	1,762
Impairment	935	—	—	—	935
Balance at September 30, 2023	20,404	2,746	1,354	—	24,504

Net book value
Balance at December 31, 2022	61,083	8,189	4,863	750	74,885
Balance at September 30, 2023	61,496	7,254	4,276	750	73,776

During the three and nine months ended September 30, 2023, the Company determined that indicators of impairment existed regarding the Sun 8 intellectual property and the intellectual property and rights pertaining to certain other cannabis strains due to decreasing market demand. The estimated recoverable amount of the intangible assets was determined to be $1.5 million and nil, respectively, and an impairment of $0.8 million and $0.1 million was recorded in the cannabis operations reporting segment.

14.
Investments

As at	September 30, 2023	December 31, 2022
Investments at amortized cost	24,163	24,493
Investments at FVTPL	8,295	72,761
	32,458	97,254

Current portion	3,400	6,552
Long-term	29,058	90,702

Investments at amortized cost

The Company has a loan outstanding to Indiva Limited (“Indiva”) with a principal balance of $19.8 million that had a maturity date of February 23, 2024. On August 28, 2023, the Company amended the maturity date to February 24, 2026.

Investments at fair value through profit and loss (“fvtpl”)

Valens

On January 17, 2023, the Company announced that it had successfully closed the Valens Transaction (note 3(a)). The $60.0 million non-revolving term loan formed part of the consideration (note 3(a)).

Superette

On February 7, 2023, the Company announced that it had successfully closed the Superette Transaction (note 3(b)). The Company has adjusted the fair value of the Superette promissory note downward by $5.4 million ($1.7 million during the nine months ended September 30, 2023, and $3.7 million during the year ended December 31, 2022) (note

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

22) to management’s best estimate of the fair value of the Superette promissory note at February 7, 2023. The Superette promissory note was extinguished immediately preceding the business combination and forms the consideration transferred (note 3(b)).

15.
Equity-accounted investees

As at	September 30, 2023	December 31, 2022
Interest in joint venture	550,523	519,255

SunStream is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities.

SunStream is structured as a separate vehicle and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risk and other risks specific to each investment.

As at September 30, 2023, the Company had funded $531.7 million out of the total $538.0 million that was originally committed to SunStream. No capital contributions were made during the three months ended September 30, 2023.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2022	519,255
Capital contributions	16,989
Share of net earnings (loss)	15,161
Share of other comprehensive income (loss)	(882)
Balance at September 30, 2023	550,523

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

The following table summarizes the financial information of SunStream:

As at	September 30, 2023	December 31, 2022
Current assets (including cash and cash equivalents - 2023: $0.3 million, 2022: $1.5 million)	6,902	5,437
Non-current assets	539,549	509,418
Current liabilities	(272)	(1,146)
Net assets (liabilities) (100%)	546,179	513,709

Nine months ended September 30	2023	2022
Revenue (loss)	20,590	(19,001)
Profit (loss) from operations	15,587	(24,217)
Other comprehensive income (loss)	(882)	37,906
Total comprehensive income (loss)	14,884	13,757

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

16.
Derivative warrants

	September 30, 2023	December 31, 2022
Balance, beginning of year	11,002	21,700
Change in fair value recognized in profit or loss	(4,202)	(10,783)
Acquisition	—	85
Balance, end of period	6,800	11,002

The following table summarizes outstanding derivative warrants as at September 30, 2023:

	Exercise price (USD)	Number of warrants	Weighted average contractual life
2020 Series A Warrants (1)	1.77	50,000	1.9
Unsecured Convertible Notes Warrants (1)	1.77	50,000	0.2
New Warrants	2.29	9,833,333	0.9
December 2018 Performance Warrants	CAD 5.51	118,067	0.2
		10,051,400	0.9
(1)
The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.
17.
Lease Liabilities

	September 30, 2023	December 31, 2022
Balance, beginning of year	169,831	33,470
Acquisitions (note 3(a), note3(b))	4,336	142,106
Additions	3,550	7,497
Lease payments	(32,440)	(31,834)
Renewals, remeasurements and dispositions	19,727	10,890
Tenant inducement allowances received	91	1,799
Accretion expense	5,915	5,903
Balance, end of period	171,010	169,831

Current portion	33,809	30,206
Long-term	137,201	139,625

During the nine months ended September 30, 2023, renewals, remeasurements and dispositions of $19.7 million mainly related to lease renewals.

The following table presents the contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as at September 30, 2023:

September 30, 2023
Less than one year	40,839
One to three years	68,898
Three to five years	76,285
Thereafter	14,089
Minimum lease payments	200,111

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

18.
Share capital and warrants
A)
Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

B)
Issued and outstanding

		September 30, 2023		December 31, 2022
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		235,194,236	2,292,810	206,040,836	2,035,704
Share issuances		—	—	370,179	2,870
Share repurchases		(546,700)	(5,344)	(4,252,489)	(41,617)
Acquisition	3(a)	27,605,782	83,953	32,060,135	287,129
Shares acquired and cancelled		(2,175,023)	(6,615)	—	—
Employee awards exercised		411,555	1,971	975,575	8,724
Balance, end of period		260,489,850	2,366,775	235,194,236	2,292,810

For the nine months ended September 30, 2023, the Company purchased and cancelled 0.5 million common shares at a weighted average price of $2.78 (US$2.04) per common share for a total cost of $1.5 million. Accumulated deficit was reduced by $3.8 million, representing the excess of the average carrying value of the common shares over their purchase price.

In connection with the Valens Transaction (note 3(a)), the Company received and cancelled 2.2 million of its own common shares valued at $6.6 million based on the fair value on the closing date. At the time of the acquisition, the Company owned 6.5 million Valens common shares which were classified as marketable securities (note 6). In accordance with the Valens Transaction consideration, the Company received 2.2 million common shares (0.3334 of a SNDL common share for each Valens common share).

Subsequent to September 30, 2023, the Company issued 0.9 million common shares related to the acquisition of certain franchise stores in Ontario.

19.
Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). Further detail on each of these plans is outlined below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Equity-settled expense
Simple warrants (A)	3	126	(332)	1,272
Stock options (B)	—	13	(2)	65
Restricted share units (1) (C)	3,602	2,417	9,711	7,059
Cash-settled expense
Deferred share units (1)(2) (D)	1,768	(487)	2,098	(1,685)
	5,373	2,069	11,475	6,711

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(1)
For the nine months ended September 30, 2023, the Company recognized share-based compensation expense under Nova’s RSU plan of $28 and share-based compensation expense under Nova’s DSU plan of $436.
(2)
Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

A)
Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants expire five years after vesting criteria met.

The following table summarizes changes in the simple and performance warrants during the nine months ended September 30, 2023:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2022	165,820	$46.91	123,200	$42.26
Forfeited	(45,760)	70.61	(52,800)	54.55
Expired	(20,480)	15.41	(16,000)	14.07
Balance at September 30, 2023	99,580	$42.49	54,400	$38.62

The following table summarizes outstanding simple and performance warrants as at September 30, 2023:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$6.25 - $9.38	39,500	7.52	1.04	39,500	7.52	1.04
$29.69 - $45.31	19,120	31.91	1.28	18,320	31.60	1.20
$62.50 - $93.75	33,920	63.97	3.30	33,920	63.97	3.30
$125.00 - $312.50	7,040	163.94	3.70	5,440	151.50	3.33
	99,580	$42.49	2.04	97,180	$39.82	1.99
Performance warrants
$6.25 - $9.38	19,200	6.25	n/a	19,200	6.25	1.44
$29.69 - $45.31	23,200	32.60	n/a	23,200	32.60	1.53
$62.50 - $93.75	9,334	77.68	n/a	1,334	93.75	2.42
$125.00 - $218.75	2,666	187.50	n/a	—	—	n/a
	54,400	$38.62	n/a	43,734	$22.90	1.52
B)
Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes in stock options during the nine months ended September 30, 2023:

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2022	44,360	$13.24
Acquired (note 3(a))	1,317,837	17.63
Forfeited	(375,993)	17.11
Expired	(33,440)	9.70
Balance at September 30, 2023	952,764	$17.90

The following table summarizes outstanding stock options as at September 30, 2023:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	10,000	6.66	10,000	6.66
$11.90	8,160	6.74	8,160	6.74
$31.50	3,000	4.98	2,700	4.90
$11.79 - $38.88 (Legacy Valens)	931,604	2.47	931,604	2.47
	952,764	2.56	952,464	2.56
C)
Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs during the nine months ended September 30, 2023:

RSUs outstanding
Balance at December 31, 2022	1,381,330
Granted	10,248,044
Forfeited	(665,443)
Exercised	(411,555)
Balance at September 30, 2023	10,552,376

At September 30, 2023, no RSUs were vested or exercisable.

Cash-settled plans

D)
Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment.

As at September 30, 2023, the Company recognized a liability of $4.0 million relating to the fair value of cash-settled DSUs (December 31, 2022 – $2.3 million).

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

The following table summarizes changes in DSUs during the nine months ended September 30, 2023:

DSUs outstanding
Balance at December 31, 2022	1,708,383
Granted	503,707
Balance at September 30, 2023	2,212,090

At September 30, 2023, 1.3 million DSUs were vested but none were exercisable.

20.
Gross revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers. Cannabis retail revenue is derived from retail cannabis sales to customers, franchise revenue consists of royalty and franchise fee revenue, and other revenue consists of millwork, supply and accessories revenue and proprietary licensing. Cannabis operations revenue is derived from contracts with customers and is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, provision of proprietary cannabis processing services, product development, manufacturing and commercialization of cannabis consumer products and sales to medical customers.

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Liquor retail revenue	151,801	152,488	419,402	302,435
Cannabis retail revenue
Retail	69,732	62,501	201,255	128,022
Franchise	1,814	2,182	5,380	6,297
Other	3,993	1,519	8,193	2,889
Cannabis retail revenue	75,539	66,202	214,828	137,208
Cannabis operations revenue
Provincial boards	18,976	16,021	52,817	40,646
Medical	—	1	24	7
Wholesale	3,224	432	8,153	2,532
Analytical testing	256	—	894	—
Cannabis operations revenue	22,456	16,454	61,888	43,185
Gross revenue	249,796	235,144	696,118	482,828

During the three months ended September 30, 2023, the Company determined that the application of its revenue recognition policy should eliminate cannabis operations revenue and related cost of sales from sales to provincial boards when it is expected to be subsequently repurchased by its licensed retailer subsidiaries for resale, at which point the full retail sales revenue will be recognized.

The following table presents the effect of the adjustments made to gross revenue and cost of sales for the periods indicated. There is no impact below gross margin before fair value adjustments.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Three months ended March 31, 2023			Three months ended June 30, 2023
	As Previously Reported	Adjustment	As Recast	As Previously Reported	Adjustment	As Recast
Gross revenue	212,899	(11,407)	201,492	257,425	(12,595)	244,830
Excise taxes	10,447	—	10,447	12,914	—	12,914
Net revenue	202,452	(11,407)	191,045	244,511	(12,595)	231,916
Cost of sales	158,149	(11,407)	146,742	188,922	(12,595)	176,327
Inventory impairment and obsolescence	9,177	—	9,177	4,291	—	4,291
Gross margin before fair value adjustments	35,126	—	35,126	51,298	—	51,298

	Three months ended September 30, 2023			Nine months ended September 30, 2023
			As Reported	As Reported (1)	Adjustment	As Reported
Gross revenue			249,796	720,120	(24,002)	696,118
Excise taxes			12,201	35,562	—	35,562
Net revenue			237,595	684,558	(24,002)	660,556
Cost of sales			180,375	527,446	(24,002)	503,444
Inventory impairment and obsolescence			9,126	22,594	—	22,594
Gross margin before fair value adjustments			48,094	134,518	—	134,518
(1)
As reported for the nine months ended September 30, 2023 is a combination of as previously reported for the three months ended March 31, 2023 and June 30, 2023, and as reported for the three months ended September 30, 2023.
21.
Investment revenue (LOSS)

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Interest and fee revenue
Interest revenue from investments at amortized cost	908	924	2,894	2,737
Interest and fee revenue from investments at FVTPL	250	1,095	1,124	3,754
Interest revenue from cash	2,287	2,293	7,059	4,259
	3,445	4,312	11,077	10,750

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Investment loss	(29)	(5,513)	(9,218)	(58,296)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

22.
Finance costs

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Cash finance expense
Other finance costs	2	1	47	170
	2	1	47	170
Non-cash finance expense (income)
Change in fair value of investments at FVTPL	52	4,684	3,677	26,989
Accretion on lease liabilities	1,676	4,095	5,915	8,363
Financial guarantee liability (recovery) expense	—	(14)	(139)	(91)
Other	625	(130)	921	59
	2,353	8,635	10,374	35,320
Interest income	(213)	(227)	(648)	(637)
	2,142	8,409	9,773	34,853
23.
supplemental cash flow disclosures

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Cash provided by (used in):
Accounts receivable	7,275	(13)	16,598	(2,578)
Biological assets	(1,051)	(2,062)	(3,852)	3,120
Inventory	9,081	(127)	(22,851)	(13,076)
Prepaid expenses and deposits	4,043	2,064	(3,722)	2,122
Investments	106	40	586	471
Right of use assets	(1,945)	(2,745)	(2,709)	(3,896)
Property, plant and equipment	22	—	95	—
Accounts payable and accrued liabilities	(5,797)	4,746	(28,615)	(30,533)
Lease liabilities	2,012	3,502	2,787	5,716
	13,746	5,405	(41,683)	(38,654)

Changes in non-cash working capital relating to:
Operating	13,033	1,163	(43,722)	(45,271)
Investing	730	(754)	1,857	(495)
Financing	(17)	4,996	182	7,112
	13,746	5,405	(41,683)	(38,654)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

24.
Loss per share

	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Weighted average shares outstanding (000s)
Basic and diluted (1)	260,435	237,760	258,757	227,563
Continuing operations
Net loss attributable to owners of the Company	(21,784)	(98,108)	(85,337)	(209,313)
Per share - basic and diluted	$(0.08)	$(0.41)	$(0.33)	$(0.92)
Discontinued operations
Net loss attributable to owners of the Company	—	—	(4,535)	—
Per share - basic and diluted	—	—	$(0.02)	$—
Net loss attributable to owners of the Company	(21,784)	(98,108)	(89,872)	(209,313)
Per share - basic and diluted	$(0.08)	$(0.41)	$(0.35)	$(0.92)
(1)
For the nine months ended September 30, 2023, there were 0.3 million equity classified warrants, 9.9 million derivative warrants, 0.1 million simple warrants, 0.1 million performance warrants, 0.95 million stock options and 10.6 million RSUs that were excluded from the calculation as the impact was anti-dilutive (nine months ended September 30, 2022– 0.3 million equity classified warrants, 9.9 million derivative warrants, 0.3 million simple warrants, 0.1 million performance warrants, 0.04 million stock options and 2.4 million RSUs).
25.
Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVTPL, accounts payable and accrued liabilities and derivative warrants.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Fair value measurements of marketable securities, investments at FVTPL and derivative warrants are as follows:

		Fair value measurements using
September 30, 2023	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	265	265	—	—
Investments at FVTPL	8,295	—	—	8,295
Financial liabilities
Derivative warrants (1)	6,800	—	—	6,800

		Fair value measurements using
December 31, 2022	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	21,926	21,926	—	—
Investments at FVTPL	72,761	—	—	72,761
Financial liabilities
Derivative warrants (1)	11,002	—	—	11,002
(1)
The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

At September 30, 2023, a 10% change in the material assumptions would change the estimated fair value of derivative warrant liabilities by approximately $0.9 million.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

26.
RELATED PARTIES

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 15 relating to the Company’s joint venture.

A member of key management personnel jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the nine months ended September 30, 2023, the Company paid $125.2 thousand in total rent with respect to this lease.

27.
Commitments and contingencies

The following table summarizes contractual commitments at September 30, 2023:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	57,230	—	—	—	57,230
Financial guarantee liability	—	268	—	—	268
Contractual obligation	—	2,628	—	—	2,628
Balance, end of year	57,230	2,896	—	—	60,126

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

A)
Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at September 30, 2023 of $2.5 million (December 31, 2022 – $2.5 million). The corresponding expenses were recognized during the years ended December 31, 2019 ($1.5 million) and December 31, 2021 ($1.0 million).

B)
Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

28.
Subsequent events

Streamlining of cannabis operations

On October 19, 2023, the Company announced that it will consolidate all cultivation activities at its Atholville, New Brunswick Facility (the “Atholville Facility”) following the centralization of SNDL’s manufacturing, processing and production operations to Kelowna, British Columbia. In connection with the closing of the Olds facility, the Company expects to record any related non-cash impairment charges during the fourth quarter of 2023. The carrying amount of the Olds facility at September 30, 2023 was $36.4 million.

Nova transaction

On December 20, 2022, the Company and Nova announced that they had entered into an implementation agreement pursuant to which the Company and Nova agreed to implement a strategic transaction in the Canadian retail cannabis industry (the “Nova Transaction”).

On May 5, 2023, Nova’s shareholders approved the previously announced agreement with SNDL to implement a strategic partnership to create a well-capitalized cannabis retail platform in Canada, pursuant to the implementation agreement entered into between SNDL and Nova dated December 20, 2022, as amended on April 3, 2023 (the “Implementation Agreement”).

On June 1, 2023, SNDL announced that it had amended the terms of the plan of arrangement (the “Original Plan of Arrangement”), and such amended form of the Original Plan of Arrangement being (the “Amended Plan of Arrangement”) approved by the SNDL shareholders at its annual and special meeting of shareholders held on July 25, 2022, pursuant to which SNDL intends to distribute certain of its Nova common shares to SNDL shareholders.

The completion of the share distribution remains subject to certain closing conditions set out in the Implementation Agreement, including the receipt of certain key regulatory approvals and the amendment to certain terms of the Nova Transaction that are mutually satisfactory to SNDL and Nova. SNDL continues to work with regulators to ensure that the Nova Transaction is in compliance with regulations in all relevant jurisdictions.

Due to ongoing review by regulators with respect to required approvals, SNDL and Nova have extended the outside date for closing of the Nova Transaction to on or before November 30, 2023.